US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop: 3720 - CF/AD 11

January 2, 2008

Re; Calypso Wireless, Inc.

Form 10-KSB for the fiscal year ended December 31, 2006
Filed on August 29, 2007

Form 10-QSB of March 31, 2007  MD
File No. 1-8497

Ladies and Gentlemen:

In response to the staff’s comment letter dated September 25, 2007 regarding the MD&A, Item 14 Principal Accountant Fees and Services, and the Financial Statements Form 10-KSB of December 31, 2006 and Form 10-QSB of March 31, 2007 of Calypso Wireless, Inc. filed on August 29, 2007; we have answered each of the staff’s comments below. For the convenience of the staff, we have included each of the staff’s number comments followed by our numbered responses. Further, in connection with the submission of this response letter via EDGAR we are also filing an amended Form 10-KSB/A and Form 10-QSB/A for Calypso Wireless which incorporates revised disclosure based upon the staff’s September 25, 2007 letter.

Form 10-K for the Year Ended December 31, 2006

Comment 1.      We note in note 4 to your financial statements that you reached technological feasibility of your cellular phones and telecommunications infrastructure software in 1999. We also note that you began amortizing these costs in January 1, 2004 once you determined the products were available for general release to customers. Revise to discuss in detail why you have not generated revenues since January 1, 2004. Also discuss in more detail your plans to start generating revenue from this technology.

Response 1.     Please note the revised disclosure under the Plan of Operations where we have discussed in more detail why we have not generated revenue despite the decision to amortize the software costs beginning in 2004 and our plans to start generating revenues from this technology. Our Plan of Operation in the 2007-10KSB will provide a current plan of action for 2008.

Comment 2.      Please expand the discussion to explain in detail the nature of the “loss on sale of assets” in 2006 of $441,169 and the reason for the charge in 2006.  Tell us how you determined whether the assets were impaired prior to the sale and whether you reduced the value of the assets when you decided to hold the assets for sale.  Please also expand the disclosure in the notes to the financial statements.

Response 2.     Please note the expanded disclosure in footnote 12.

Comment 3.      We note that the firm of John A. Braden & Co., P. C. merged with GLO CPAs, LLP.  Please file an item 4.01 form 8-K to provide all disclosures required pursuant to Item 304 of Regulation S-B regarding the change in independent accountant.

Response 3.     The Item 4.01 for 8-K was filed on November 27, 2007.

Comment 4.      Please provide a report that covers the year ended December 31, 2005, as the current report does not refer to each of the two years ended December 31, 2006.

Response 4.     Please see the revised report in the 2006 10-KSB/A.

Comment 5.      Refer to your statement of changes in cash flows and your accounting policy for patents. We note that all of your amortization has resulted from amortization of software development costs, but your accounting policy for patents states that you amortize patent costs over 5 to 17 years. Please tell us why the balance of patents on the December 31, 2006 balance sheet has not changed after the first quarter of 2007 or revise to record amortization of your patents in the financial statements in accordance with your amortization policy.

Response 5.     The March 31, 2007 10-QSB is being revised to record amortization of our patents.

Comment 6.      We note your disclosure that you acquired Sleipner because the cellular phone software developed by Sleipner is compatible with your ASNAP software. The note also discloses that except for the compatible software no other tangible or intangible assets were acquired in connection with the acquisition. In this regard, addressing EITF 98-3, tell us in detail whether you acquired an asset or a business. Also, tell us of the nature of the $150,000 current liability allocated as part of the purchase price.

Response 6.     As noted in the first sentence of Note 6, Calypso acquired the business. The Statement of Cash Flows has been amended to remove the $1,320,000 under Acquisition of Software Development Costs to clarify that the asset itself was not purchased. The $150,000 current liability was a line of credit owed by Sleipner when the Company was purchased.

Comment 7.      We note that you disclosed pro forma revenues of $480,000 for the year ended December 31, 2005. However, we note in your statement of income that you did not have revenues for the year ended December 31, 2005. Since you acquired Sleipner in October 10, 2005 clarify to us that the $480,000 revenues were generated by Sleipner prior to October 10, 2005. Please revise or advise.

Response 7.     Footnote 2 has been expanded to clarify that the $480,000 in revenues was generated prior to the acquisition.

Comment 8.      Expand to disclose how you accounted for your investment in R. V. Technology. Confirm to us, if true, that subsequent to your acquisition of the original 16.8% investment you did not obtain any additional ownership interest in RV Technology. Tell us, and disclose, whether and how the $1,333,334 note that you issued to acquire an additional 5.6% interest was subsequently cancelled. Also, expand this note to disclose the amount and the reason for the timing of the impairment.

Response 8.     Although paragraph 2 under tRV Technology noted the change in focus of the company resulting in no further purchase of any interest in RV Technology; we have expanded Note 2 to again state that the company did not obtain any additional ownership interest in RV Technology. The note would have resulted in additional stock being issued. Neither party wished to have the company obtain further interest in RV Technology; therefore the note was cancelled and the additional shares were not issued. The note has been expanded to disclose the amount and the reason for the timing. Of the impairment.

Comment 9.      Tell us in more detail of the reasons for the lawsuit filed against you by Drago Daic. Tell us the reasons why you believe the court tendered judgment against you in the amount of $117,000,000.

Response 9.     Please see the additional paragraph added to Note 8 as well as the Legal Proceedings Section of the 10KSB/A.

Comment 10.    We note why you did not record the difference between the value of the common stock received by the related parties for the advances at rates below the quoted prices for common stock as financing costs. It appears to us that it is not appropriate to use a fair value other than the trading value of your common stock in accounting for advances from related parties. Please revise or advise.

Response 10.   Please see expanded footnote 8 for response. Only one transaction ($60,000 from Marker Ventures, Inc.) was converted at a price below the market price on the date of the subscription agreement, resulting in a charge of $80,000 for financing cost to the Company which is reflected in the restated financial statements. Please see Note 13 for further disclosure.

In connection with this response and pursuant to the staff’s general comments, Calypso Wireless acknowledges:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Cheryl L. Dotson

Chief Financial Officer